Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Li Auto Inc.

理 想 汽 車

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Nasdaq: LI; HKEX: 2015)

POLL RESULTS OF THE ANNUAL GENERAL MEETING HELD ON MAY 17, 2022

Reference is made to the circular (the “Circular”) of Li Auto Inc. (the “Company”) incorporating, amongst others, the notice (the “Notice”) of the annual general meeting of the Company (the “AGM”) dated April 12, 2022. Unless the context requires otherwise, the capitalized terms used herein shall have the same meanings as those defined in the Circular.

The board of directors (the “Board”) of the Company is pleased to announce that at the AGM held on May 17, 2022, the Notice of which was given to the Shareholders on April 12, 2022, all the proposed resolutions as set out in the Notice were taken by poll. The poll results in respect of the resolutions proposed at the AGM are as follows:

ORDINARY RESOLUTIONS			NUMBER OF VOTES CAST AND PERCENTAGE (%)		TOTAL NUMBER OF VOTING SHARES	TOTAL NUMBER OF VOTES CAST
			FOR	AGAINST
1.	To receive and adopt the audited consolidated financial statements of the Company for the year ended December 31, 2021 and the reports of the Directors and independent auditor thereon.	Class A ordinary Shares	1,015,089,068	794,671	1,015,883,739	1,015,883,739
			(99.921775%)	(0.078225%)

		Class B ordinary Shares	3,558,120,800 (100.000000%)	0 (0.000000%)	355,812,080	3,558,120,800
		TOTAL NUMBER (CLASS A & CLASS B)	4,573,209,868 (99.982626%)	794,671 (0.017374%)	1,371,695,819	4,574,004,539

2.	To re-elect Mr. Fan Zheng as a non-executive Director.	Class A ordinary Shares	850,929,560	164,994,633	1,015,924,193	1,015,924,193
			(83.759159%)	(16.240841%)
		Class B ordinary Shares	3,558,120,800	0	355,812,080	3,558,120,800
			(100.000000%)	(0.000000%)
		TOTAL NUMBER	4,409,050,360	164,994,633	1,371,736,273	4,574,044,993
		(CLASS A & CLASS B)	(96.392807%)	(3.607193%)

ORDINARY RESOLUTIONS			NUMBER OF VOTES CAST AND PERCENTAGE (%)		TOTAL NUMBER OF VOTING SHARES	TOTAL NUMBER OF VOTES CAST
			FOR	AGAINST
3.	To re-elect Mr. Zhao Hongqiang as an independent non-executive Director.	Class A ordinary Shares	969,874,018	45,978,687	1,015,852,705	1,015,852,705
			(95.473883%)	(4.526117%)

		Class B ordinary Shares	355,812,080	0	355,812,080	355,812,080
			(100.000000%)	(0.000000%)
		TOTAL NUMBER	1,325,686,098	45,978,687	1,371,664,785	1,371,664,785
		(CLASS A & CLASS B)	(96.647965%)	(3.352035%)

4.	To re-elect Mr. Jiang Zhenyu as an independent non-executive Director.	Class A ordinary Shares	973,022,656	40,217,545	1,013,240,201	1,013,240,201
			(96.030799%)	(3.969201%)
		Class B ordinary Shares	355,812,080	0	355,812,080	355,812,080
			(100.000000%)	(0.000000%)
		TOTAL NUMBER	1,328,834,736	40,217,545	1,369,052,281	1,369,052,281
		(CLASS A & CLASS B)	(97.062381%)	(2.937619%)

5.	To re-elect Prof. Xiao Xing as an independent non-executive Director.	Class A ordinary Shares	1,014,740,554	1,109,513	1,015,850,067	1,015,850,067
			(99.890780%)	(0.109220%)
		Class B ordinary Shares	355,812,080	0	355,812,080	355,812,080
			(100.000000%)	(0.000000%)
		TOTAL NUMBER	1,370,552,634	1,109,513	1,371,662,147	1,371,662,147
		(CLASS A & CLASS B)	(99.919112%)	(0.080888%)

6.	To authorize the Board to fix the remuneration of the Directors of the Company.	Class A ordinary Shares	986,634,389	29,242,950	1,015,877,339	1,015,877,339
			(97.121409%)	(2.878591%)

		Class B ordinary Shares	3,558,120,800	0	355,812,080	3,558,120,800
			(100.000000%)	(0.000000%)
		TOTAL NUMBER	4,544,755,189	29,242,950	1,371,689,419	4,573,998,139
		(CLASS A & CLASS B)	(99.360670%)	(0.639330%)

7.	To grant a general mandate to the Directors to issue, allot and deal with additional Class A Ordinary shares of the Company not exceeding 20% of the total number of issued shares of the Company as at the date of passing of this resolution.	Class A ordinary Shares	740,828,479	274,558,237	1,015,386,716	1,015,386,716
			(72.960230%)	(27.039770%)

		Class B ordinary Shares	3,558,120,800 (100.000000%)	0 (0.000000%)	355,812,080	3,558,120,800
		TOTAL NUMBER (CLASS A & CLASS B)	4,298,949,279 (93.996769%)	274,558,237 (6.003231%)	1,371,198,796	4,573,507,516

ORDINARY RESOLUTIONS			NUMBER OF VOTES CAST AND PERCENTAGE (%)		TOTAL NUMBER OF VOTING SHARES	TOTAL NUMBER OF VOTES CAST
			FOR	AGAINST
8.	To grant a general mandate to the Directors to repurchase shares of the Company not exceeding 10% of the total number of issued shares of the Company as at the date of passing of this resolution.	Class A ordinary Shares	1,015,020,564	944,375	1,015,964,939	1,015,964,939
			(99.907046%)	(0.092954%)

		Class B ordinary Shares	3,558,120,800 (100.000000%)	0 (0.000000%)	355,812,080	3,558,120,800
		TOTAL NUMBER (CLASS A & CLASS B)	4,573,141,364 (99.979354%)	944,375 (0.020646%)	1,371,777,019	4,574,085,739

9.	To extend the general mandate granted to the Directors to issue, allot and deal with additional shares in the capital of the Company by the aggregate number of the shares repurchased by the Company.	Class A ordinary Shares	749,586,879	265,814,411	1,015,401,290	1,015,401,290
			(73.821738%)	(26.178262%)

		Class B ordinary Shares	3,558,120,800 (100.000000%)	0 (0.000000%)	355,812,080	3,558,120,800
		TOTAL NUMBER (CLASS A & CLASS B)	4,307,707,679 (94.187971%)	265,814,411 (5.812029%)	1,371,213,370	4,573,522,090

10.	To re-appoint PricewaterhouseCoopers as auditor of the Company to hold office until the conclusion of the next annual general meeting of the Company and to authorize the Board to fix their remuneration for the year ending December 31, 2022.	Class A ordinary Shares	1,015,503,314	379,345	1,015,882,659	1,015,882,659
			(99.962659%)	(0.037341%)

		Class B ordinary Shares	355,812,080 (100.000000%)	0 (0.000000%)	355,812,080	355,812,080
		TOTAL NUMBER (CLASS A & CLASS B)	1,371,315,394 (99.972345%)	379,345 (0.027655%)	1,371,694,739	1,371,694,739

Notes:

(a)	As a majority of the votes were cast in favour of each of the resolutions numbered 1 to 10, such resolutions were duly passed as ordinary resolutions.

(b)	As at the date of the AGM, the total number of issued Shares was 2,065,715,410 Shares, comprising 1,709,903,330 Class A ordinary Shares and 355,812,080 Class B ordinary Shares.

(c)	Save as disclosed above, there was no Shareholder that was required to abstain from voting in respect of the resolutions at the AGM and none of the Shareholders have stated their intention in the Circular to vote against or to abstain from voting on any of the resolutions proposed at the AGM. There were no Shares entitling the holders to attend and abstain from voting in favour of any resolution at the AGM as set out in Rule 13.40 of the Listing Rules.

(d)	Accordingly, the total number of shares of the Company entitling the holder to attend and vote on the resolutions at the AGM was 2,065,715,410 Shares, comprising 1,709,903,330 Class A ordinary Shares and 355,812,080 Class B ordinary Shares as at the date of the AGM.

(e)	According to the Articles of Association, each Class A Share shall entitle its holder to one vote and each Class B Share shall entitle its holder to ten votes in respect of the resolutions numbered 1, 2, 6 and 7 to 9 on the proposed receipt and adoption of the audited consolidated financial statements, reports of Directors and independent auditor, the proposed re-election of non-executive Directors, the proposed authority for the Board to fix the remuneration of the Directors, the proposed Issuance Mandate (including the extended Issuance Mandate), and the proposed Repurchase Mandate contemplated thereunder. Each Class A Share and each Class B Share shall entitle its holder to one vote on a poll at the AGM in respect of the resolutions numbered 3 to 5 and 10 on the proposed re-election of independent non-executive directors and the proposed re-appointment of auditor.

(f)	The Company’s share registrar, Computershare Hong Kong Investor Services Limited, acted as the scrutineer for the vote-taking at the AGM.

(g)	Mr. Xiang Li, an executive director, and Mr. Hongqiang Zhao, an independent non-executive director, have attended the AGM in person.

By Order of the Board

Li Auto Inc.

Xiang Li

Chairman

Hong Kong, May 17, 2022

As at the date of this announcement, the board of directors of the Company comprises Mr. Xiang Li, Mr. Yanan Shen, and Mr. Tie Li as executive directors, Mr. Xing Wang and Mr. Zheng Fan as non-executive directors, and Mr. Hongqiang Zhao, Mr. Zhenyu Jiang, and Prof. Xing Xiao as independent non-executive directors.

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